May 18, 2021

Valerie J. Lithotomos

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Ms. Lithotomos:

On March 9, 2021, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, the FOMO ETF and the Fat Tail Risk ETF (each a “Fund” and collectively, the “Funds”) filed post-effective amendment No. 76 the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add two new series to the Trust. On April 9, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

General

1.     Comment. Please complete all bracketed items including ticker symbols

Response. The Registrant affirms that it has provided all missing information including each Fund’s ticker symbol.

Fees and Expenses

2.     Comment. If the Funds do not have a 12b-1 Plan, please remove the 12b-1line item from each Fund’s fee table.

Response. The Registrant has removed the 12b-1line item from each Fund’s fee table.

3.     Comment. Please supplementally provide the Staff a completed copy of each Fund’s fee table and expense example.

Response. The Registrant has attached a completed fee table and expense example for each Fund as exhibit A to this letter.

May 18, 2021

FOMO ETF

Principal Investment Strategy

4.     Comment. Please disclose that the Fund is actively managed.

Response. The Registrant has revised the disclosure (added text is underlined and deleted text is struck):

The Fund is an actively managed ETF ~~In pursuing the Fund’s investment objective, the Fund~~ that will primarily invest in equity securities of U.S., foreign, and emerging market companies of any market capitalization …

5.     Comment. The Staff notes that the Fund will invest in Special Purpose Acquisition Companies (“SPACs”) – please revise the disclosure to clarify what is a Special Purpose Acquisition Company.

Response. The Registrant has revised the disclosure (added text is underlined):

In pursuing the Fund’s investment objective, the Fund will primarily invest in equity securities of U.S., foreign, and emerging market companies of any market capitalization and special purpose acquisition companies (“SPACs”). A SPAC is blank check company that has not yet merged with an operating company or even chosen a merger target. SPACs are formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Fund many invest in companies that have yet to complete a business combination transaction or have completed a business combination transaction with a SPAC within the last two years.

6.     Comment. Please disclose whether the Fund intends to trade inverse or volatility ETFs on a short-term basis.

Response. The Registrant has revised the existing disclosure (added language is underlined and deleted language is struck):

The Fund invests, on a short-term basis, in inverse and leveraged ETFs that seek to provide the inverse performance of stock indices, treasury bonds, and volatility ETFs. ~~Because they reset daily there may be significant daily volatility associated with volatility and inverse volatility ETFs and ETNs.~~

7.     Comment. Please add disclosure and describe how the Fund’s strategy is related to the Fear of Missing Out. Please elaborate on how the strategy relates to the Fund’s name and what is meant by the Fund’s name.

May 18, 2021

Response. The Registrant has revised the disclosure as follows (added text is underlined):

The Fear of Missing Out (“FOMO”) is commonly defined as a social anxiety stemming from the belief that others might be enjoying something while the person suffering anxiety misses out. The Fund’s strategy is related to the FOMO because it allows investors to invest in areas of the market that are currently in favor by retail and individual investors; thus, avoiding FOMO.

Principal Risks

8.     Comment. Please add a De-SPAC risk disclosure.

Response. The Registrant has added the following to the SPAC risk disclosure:

SPAC Risk: The Fund invests in companies that have completed a business combination transaction with a SPAC. SPACs are companies may be unseasoned and lack a trading or operational history, a track record of reporting to investors, and widely available research coverage. Public stockholders of SPACs may not be afforded a meaningful opportunity to vote on a proposed initial business combination because certain stockholders, including stockholders affiliated with the management of the SPAC, may have sufficient voting power, and a financial incentive, to approve such a transaction without support from public stockholders. As a result, a SPAC may complete a business combination even though a majority of its public stockholders do not support such a combination. In addition, SPAC-derived companies may share similar illiquidity risks of private equity and venture capital. The free float shares held by the public in a SPAC-derived company are typically a small percentage of the market capitalization. The ownership of many SPAC-derived companies often includes large holdings by venture capital and private equity investors who seek to sell their shares in the public market in the months following a business combination transaction when shares restricted by lock-up are released, causing greater volatility and possible downward pressure during the time that locked-up shares are released.

Portfolio Manager

9.     Comment. With regard to the Portfolio Manager disclosure – please revise the disclosure to include the month and date of the Fund’s inception.

Response. The Registrant has revised the existing disclosure (added text is underlined):

Matthew Tuttle has served as the Fund’s portfolio manager since the Fund’s inception in May 2021.

May 18, 2021

FAT TAIL RISK ETF

Principal Investment Strategy

10.   Comment. Please revise the existing disclosure to include an explanation of the meaning of the Fund’s name in plain english.

Response. The Registrant has added the following disclosure:

Tail Risk in the Fund’s name refers to the financial risk of an asset or portfolio of assets moving more than three standard deviations from its current price, above the risk of a normal distribution. In a normal bell curve, the most probable returns are concentrated in a bulge at the center of the distribution curve, whereas the less probable, more extreme returns are towards the edges referred to tails. The frequency of market disruptions and volatility have led to “fatter” tails than a normal bell curve might predict. The Fund’s investment strategy is designed to provide positive returns during periods of significant market disruptions.

11.   Comment. Please add a Fat Tail Risk factor that discloses the risk of investing in the Fund’s strategy.

Response. The Registrant declines to revise the existing risk disclosures and believes that the current risk disclosures appropriately describe the risks of investing in the Fund’s strategy.

Portfolio Manager

12.   Comment. With regard to the Portfolio Manager disclosure – please revise the disclosure to include the month and date of the Fund’s inception.

Response. The Registrant has revised the existing disclosure (added text is underlined):

Matthew Tuttle has served as the Fund’s portfolio manager since the Fund’s inception in May 2021.

May 18, 2021

* * * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger

May 18, 2021

Appendix A

FOMO ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%
Other Expenses(1)	0.10%
Interest and Dividend Expenses Related to Short Selling	0.10%
Total Annual Fund Operating Expenses	1.00%

(1) Other Expenses are estimated for the Fund’s current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example further assumes that the Fund’s operating expense limitation agreement will only be in place for the term specified above. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$102	$312

May 18, 2021

The Fat Tail Risk ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%
Other Expenses(1)	0.10%
Interest and Dividend Expenses Related to Short Selling	0.10%
Acquired Fund Fees and Expenses(2)	0.30%
Total Annual Fund Operating Expenses	1.30%
Fee Waiver and/or Expense Reimbursement(3)	0.05%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.25%

(1) Other Expenses are estimated for the Fund’s initial fiscal year.

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s initial fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

(3) The Adviser has contractually agreed to reduce its fees and to reimburse expenses, at least through July 31, 2022 to ensure that Net Annual Fund Operating Expenses (exclusive of any (i) front-end or contingent deferred loads, (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short), (vi) taxes, (vii) other fees related to underlying investments, (such as option fees and expenses or swap fees and expenses); or (vii) extraordinary expenses such as litigation (which may include indemnification of Fund officers and trustees or contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 0.85%. This expense limitation agreement may be terminated at any time, by the Board upon sixty days written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example further assumes that the Fund’s operating expense limitation agreement will only be in place for the term specified above. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$127	$407